Guardion Health Sciences, Inc.

15150 Avenue of Science, Suite 200

San Diego, California 92128

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

November 23, 2016

Attn: Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Re:	Guardion Health Sciences, Inc.

Registration Statement on Form S-1

Filed October 12, 2016

File No. 333-209488

Dear Ms. Hayes:

On behalf of Guardion Health Sciences, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of November 8, 2016 containing comments regarding Amendment No. 1 to the Registration Statement on Form S-1 filed on October 12, 2016. Amendment No. 2 to the Registration Statement is being filed on this date. Amendment No. 2 includes audited financial statements of the Company for the year ended December 31, 2015, unaudited financial statements for the nine month period ended September 30, 2016, and has otherwise updated the Company’s business operations. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

Prospectus Cover Page

1.	We note your response to our prior comment two that you have added a price range of $1.00 to $1.50. However, it appears the prospectus cover page was revised to state that the Selling Securityholders will sell at approximately $1.00 per share until your shares are quoted on the OTC marketplace. Please provide a fixed price or range instead of giving an approximate price.

Response:	This comment has been complied with by revising to the fixed price of $1.00.

Prospectus Summary

Overview, page 3

2.	Please delete the reference to MapcatSF having been “fully tested” on patients over the last three years here and on page 38, given your disclosure on page 38 that MapcatSF has not undergone required testing for compliance with IEC 60601 standards.

Response:	This comment has been complied with by deleting the reference.

Going Concern, page 4

3.	We note your revisions in response to our prior comment six. Please expand your disclosure to state that your auditors have expressed substantial doubt about your ability to continue as a going concern opinion.

Response:	This comment has been complied with by expanding the disclosure as requested.

Risk Factors

Our Bylaws have an exclusive forum for adjudication of disputes…, page 19

4.	We note your response to our prior comment seven. Please expand your disclosure on page 19 to highlight how exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Response:	This comment has been complied with by expanding the disclosure as requested.

As key part of our business strategy . . ., page 11

5.	We note your response to our prior comment eight. Please tell us whether these collaborative relationships are material to the company. To the extent they are material, please discuss the material terms of any collaborative agreements and file the agreements as exhibits to the registration statement. Please also explain the relation of these collaborative relationships to your sales of Lumega-Z, including any overlap in clinical trials and sales. Please include similar disclosure in your Prospectus Summary and Business section, as appropriate.

Response: This comment has been complied with by providing the requested explanations.

Forward Looking Statements, page 25

6.	Please revise the last sentence in this section to indicate that you will update or revise forward-looking statements to the extent required by applicable law.

Response: This comment has been complied with by making the requested revision.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

7.	We note your revisions in response to our prior comment 14. Please revise your disclosure here and in your Business section to clearly state that the scientific literature and peer-reviewed papers, clinical trials and review articles do not relate specifically to Lumega-Z but relate to the general use of carotenoid supplements and antioxidants that are widely used in ocular health products. Please also remove your statements here and elsewhere in the prospectus that these studies substantiate the safety and efficacy of your ingredients and formula for Lumega-Z and measurement principles of Mapcat SF as this suggests that the FDA has made a determination that your products are safe and effective.

Response:	This comment has been complied with by revising the disclosures in the areas requested and by making the deletions as requested.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 30

8.	With regard to your response to previous comment 17 you state in the disclosure: “In order to assist management in calculating such fair value, we retained a third party valuation firm in determining the value of our Company. The third party valuation firm’s input was utilized in determining the related per unit or share of valuations of our equity used at June 30, 2016, December 31, 2015 and 2014. Management made the final determination as to valuation based on various inputs, including the valuation report prepared by the third party valuation firm.” Please revise the disclosure to:
•	Clearly state the dates for which you have a third party valuation report.

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•	Disclose the fair value of the common stock determined by management at June 30, 2016, December 31, 2015 and 2014.
•	Disclose the significant assumptions and methods used in determining the fair value of the common stock.

Response:	This comment has been complied with by expanding the disclosure as requested. Although the valuation of the Company for each of the years ended December 31, 2015 and 2014 was stable, the fully diluted per share equivalent price was lower in 2015 than in 2014, due primarily to the issuance of compensation to directors and consultants in the form of shares in 2015, which resulted in an increase in common shares outstanding and a commensurate decrease in the per share valuation price in 2015 as compared to 2014.

Results of Operations

Revenue, page 32

9.	We note your statement that you were “advised that [your] product was in compliance with the FDA medical food category.” Please disclose who made this determination and who advised the company. Please also tell us whether there is any risk that Lumega-Z may not qualify as a medical food as defined by the FDA and whether such a determination may have a material impact on the company’s operations or financial condition. Please also add risk factor disclosure to the extent appropriate.

Response:	The Company engages intellectual property counsel and regulatory affairs consultants to advise it regarding regulatory compliance with applicable medical food and medical device regulations. It is with the advice of counsel that the Company made the determination that Lumega-Z should be categorized as a medical food and adjust the Company’s labeling, packaging and procedures accordingly to comply with medical food regulatory requirements. The disclosure was revised here, however, the “Revenue” section of Management’s Discussion and Analysis is for discussion of changes in revenue. A more appropriate place to expand discussion to comply with this comment is in the “Medical Foods Products Industry Overview” sections where this subject matter is discussed in more detail, which occurs first on page 5 and again on page 41. New discussions were added in these sections to more appropriately respond to this comment.

Plan of Operations, page 37

10.	We note your revisions to pages 37 and 38 in response to our prior comment 15. However, we note that you have not addressed whether you will be submitting the results of the electrical safety testing to the FDA or whether the FDA will be involved in any way in the testing. Please revise your disclosure to provide such information. In addition, we note that your statement in the last paragraph of page 38 that your device is a Class I medical device that does not require pre-market approval. Please clarify whether the electrical safety testing is required prior to commercialization. Finally, as previously requested in our prior comment 15, please also revise the Government Regulation section starting on page 45 to include a description of the effect of existing or probable government regulations relating to medical devices on your business.

Response:	This comment has been complied with by expanding the disclosure in the areas requested. New subsection, "Medical Device Regulatory Requirements," has been added to the Government Regulation section on page 47.

Business

Overview, page 38

11.	We note your revisions to page 39 and 40 in response to our prior comment 18. Please expand your disclosure here and elsewhere as appropriate to clarify whether the over 1,200 patients who have been treated with Lumega-Z are being treated by physicians in your three testing clinics.

Response:	This comment has been complied with by expanding the disclosure in the areas requested.

Competitive Strategy, page 42

12.	We note your statement that more than 90% of all AREDS-based nutritional products currently on the market are in tablet form but that others are in capsule or gel form. However, you also state that tablets are the only option available to doctors. Please reconcile this disclosure.

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Response:	This comment has been complied with by reconciling the disclosure as requested.

Management

Management Team, page 50

13.	We note your response to our prior comment 25 and reissue the comment in part. Please expand your disclosure in Vincent J. Roth’s biography to disclose the names of any corporations or other organizations in which he was employed during the past five years.

Response:	This comment has been complied with by expanding the disclosure as requested.

Certain Relationships and Related Transactions, and Director Independence, page 54

14.	We note your response to our prior comment 30 that while the company was a limited liability company, amounts paid or accrued to Mr. Favish were considered management fees. Please reconcile your disclosure in the fourth paragraph of this section, as it appears that you accrued and paid management fees in the second half of 2015 and the first half of 2016, when you were a Delaware corporation. In addition, please revise your disclosure to clarify whether you owe Mr. Favish management fees as a result of not paying him management fees when due and disclose these amounts.

Response:	This comment has been complied with by revising the disclosure to provide the clarification as requested.

15.	With respect to your disclosure regarding related party indebtedness, please expand your disclosure to include a description of each related party transaction, the approximate dollar value of the amount involved in the transaction (i.e., the dollar amount of the convertible notes and promissory notes at issuance), the amount of such debt outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided and the rate or amount of interest payable on the indebtedness. Please refer to Item 404(a) of Regulation S-K.

Response:	This comment has been complied with by expanding the disclosure as requested.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

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Very truly yours,

GUARDION HEALTH SCIENSES, INC.

By:	/s/ Michael Favish
Michael Favish
Chief Executive Officer

cc:	Elliot H. Lutzker

Davidoff Hutcher & Citron LLP

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